Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet Adds Financial Experience to its Executive Team, Board of Directors

New CFO and Board Member will respectively lead the financial strategy and bring public company experience in the Company’s next chapter as it prepares to go public

LEHI, Utah — Owlet Baby Care Inc. (“Owlet” or the “Company”), the connected nursery ecosystem that delivers data-driven technology to modern parenting, is excited to announce the addition of two experienced leaders in finance. Kate Scolnick has been appointed Chief Financial Officer and Laura Durr joins as a new member of the Company’s Board of Directors. Both provide valuable operational and strategic insight in finance and strategy as the Company prepares to go public.

“Kate and Laura are the perfect, dynamic finance duo Owlet needs as we enter this next exciting chapter for the Company,” said Kurt Workman, CEO and founder of Owlet. “I am thrilled to welcome them to the team. I am grateful for the deep experience and financial prowess they bring to Owlet. From leading major international expansion at publicly traded companies, Kate and Laura will bring valuable experience and insight, and I’m excited to see them help us grow at Owlet.”

“As we enter this new chapter for the Company, it is necessary to have a team of established professionals to bolster our finance activities to further advance the development of the brand,” Workman continued. “Like others at Owlet, Kate and Laura also bring the unique experience of being parents themselves and this deep understanding of parenthood will be invaluable as we continue to work to reimagine infant health, starting at home.”

Scolnick brings three decades of global financial management experience to Owlet. She previously served as Vice President of Finance at enterprise cloud software company Anaplan, which went public in 2018. At Anaplan, Scolnick oversaw corporate financial planning and analysis, global sales finance, and global procurement. She has an extensive tech background from her other previous positions at Seagate Technology, Intel, McAfee and EMC. In her new role, Scolnick will lead the Company’s financial strategy and oversee its finance and accounting functions as it transitions to being a public company and focuses on continuing its expansion across Europe and around the world.

Owlet will also be guided in this next chapter by Laura Durr, who has joined its Board of Directors and will lead the audit committee. Previously, Durr served as the Executive Vice President and CFO of Polycom and held various other financial leadership roles at PricewaterhouseCoopers, Lucent Technologies and International Network Services. Durr currently serves on the board of directors at Netgear and Xperi Holding Corporation. Her expertise will be invaluable to Owlet as the Company transitions to being a publicly traded entity.

In February 2021, Owlet entered a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company. Upon completion of the transaction, Ken Suslow and Domenico De Sole, members of the Board of Directors of Sandbridge, are expected to join Durr, Zane Burke, Lior Susan, Amy McCollough, Kurt Workman and Michael Abbott on the Board of Directors of the post-combination company.

For more information about Owlet Baby Care, please visit https://owletcare.com/.

About Owlet Baby Care

Owlet Baby Care was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind, and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel more calm and confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

Additional Information and Where to Find It

In February, Owlet entered into a definitive merger agreement in February with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company.

Sandbridge has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed business combination.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Sandbridge’s or Owlet’s future financial or operating performance. For example, statements regarding the expected future operating and financial performance and market opportunities of Owlet are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID 19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth the in the proxy statement/prospectus for the proposed business combination and the related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Contacts
Sandbridge Acquisition Corporation
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415

Media Relations

Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380

Jane Putnam
jputnam@owletcare.com

Investor Relations

Mike Cavanaugh
Westwicke, an ICR company
mike.cavanaugh@westwicke.com
(339) 970-2846